UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUCCESS ENTERTAINMENT GROUP INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

86457R107
(CUSIP Number)

Crescent Saints Holdings, LLC 601 South Boulder Ave. Suite 600, Tulsa, OK 74119 (504) 722-7402 Attn: William C. Robinson
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86457R107

1	NAMES OF REPORTING PERSONS CRESCENT SAINTS HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 76,576,050 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 76,576,050 (1)
	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,576,050 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Represents 19,650,000 shares of Series A Preferred Stock of the Issuer owned by Crescent Saints Holdings, LLC, which represents 98.25% of the shares of Series A Preferred Stock outstanding. The Series A Preferred Stock in the aggregate has 51% of the voting power of all voting securities of the Issuer and is convertible into 51% of such shares.

(2)	Based on 75,135,000 shares of the Issuer’s common stock outstanding as of April 21, 2020 and as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

CUSIP No. 86457R107

1	NAMES OF REPORTING PERSONS William Robinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 76,576,050 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 76,576,050 (1)
	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,576,050 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents 19,650 shares of Series A Preferred Stock of the Issuer owned by Crescent Saints Holdings, LLC, which represents 98.5% of the shares of Series A Preferred Stock outstanding. The Series A Preferred Stock in the aggregate has 51% of the voting power of all voting securities of the Issuer and is convertible into 51% of such shares. William C. Robinson is the managing member of Crescent Saints Holdings, LLC, and therefore has voting and dispositive power over the securities owned by Crescent Saints Holdings, LLC and may be deemed to beneficially own the shares of common stock owned beneficially by Crescent Saints Holdings, LLC. Mr. Robinson disclaims beneficial ownership over any securities owned by Crescent Saints Holdings, LLC for any other purposes.

(2) Based on 75,135,000 shares of the Issuer’s common stock outstanding as of April 21, 2020 and as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.001 per share, (the “Common Stock”) of Success Entertainment Group International, Inc., a corporation incorporated in the State of Nevada (the “Issuer”), with its principal executive offices located at 215 North Jefferson, Ossian, IN 46777.

Item 2. Identity and Background

(a) This statement is filed by each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Crescent Saints Holdings, LLC, a Louisiana limited liability company (“Crescent Saints”); and

(ii)	William C. Robinson.

(b) The principal business address of each Reporting Person is 601 South Boulder Ave., Suite 600, Tulsa, OK 74119.

(c) The principal business of the Reporting Persons is to act as financial consulting company and holding company. Mr. Robinson is also the Chairman of Han Tang Technology, Inc.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) William Robinson is a citizen of the United States and Crescent Saints Holdings is limited liability company organized in the State of Louisiana.

Item 3. Source and Amount of Funds or Other Considerations

On April 3, 2020, Success Entertainment Group International, Inc., a Nevada corporation (“SEGN”) executed a Securities Exchange Agreement with Renavotio Infratech, Inc., a Delaware corporation (“RII”) and the shareholders of RII (each a “Shareholder” and collectively, the “Shareholders”).  Under the terms of the Securities Exchange Agreement (the “Agreement”), the Board of Directors of SEGN adopted resolutions approving SEGN’s acquisition of the equity interests of RII held by the Shareholders (the “Acquisition”) by means of a share exchange with the Shareholders.  The Shareholders own all of the equity interests of RII, consisting of Twenty Million (20,000,000) shares of stock (the “RII Shares”).  RII will become a 100% wholly owned subsidiary of SEGN and RII Shares and will be exchanged for SEGN Series A Preferred Shares.

Completing the Agreement, on April the 10th, SEGN filed a Certificate of Designation for the Series A Preferred Stock, par value $.00001 (the “Series A”)with the State of Nevada. The  Series A has the following terms, The Issuable Series A Shares shall be convertible in the aggregate into a number of shares of SEGN Common Stock representing approximately 51% of the shares of SEGN Common Stock outstanding on a fully diluted basis immediately prior to the conversion, subject to adjustment as described in the Series A Certificate of Designation.

The Shareholders will sell, convey, assign, transfer to SEGN certificates representing the RII Shares (a private company) held by the Shareholders, which in the aggregate shall constitute 100% of the issued and outstanding equity interests of RII, accompanied by properly executed and authenticated stock powers of instrument of like tenor.  In exchange for the RII Shares, SEGN shall issue to the Shareholders pro rata basis the following shares of SEGN Series A preferred stock (collectively, the “Issuable Shares”): (i.) an aggregate of Twenty Million (20,000,000) new and duly issued, fully-paid and non-assessable shares of SEGN Series A Preferred Stock, par value $.00001 (the “Series A Preferred Stock”) described in the Series A Certificate of Designation, convertible into SEGN common stock (“SEGN Common Stock”).

The additionally completing the Agreement , Thirty Million shares (30,000,000) owned by Success Holding Group, USA (SHGR) shall be canceled and returned to SEGN’s treasury and 45,135,00 shares shall remain issued and outstanding as prior to the closing.  SEGN will issue and an additional Six Million (6,000,000) Common shares, will be reserves for future issue as directed by Chi Jui (Chris) Hong, current SEGN Chief Executive Officer.

The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 17, 2020 and is incorporated by reference herein as Exhibit 99.1.

Item 4. Purpose of Transaction

The information in Item 3 is hereby incorporated by reference. Crescent Saints acquired the Shares as consideration in the Exchange Transaction and holds it for investment purposes. Other than as set forth herein above, none of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 — 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 is hereby incorporated by reference. On April 3, 2020, the Reporting Persons entered into a Securities Exchange Agreement in which the Reporting Persons agreed to the Securities Exchange Agreement on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Securities Exchange Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Except as otherwise indicated herein above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1

Securities Exchange Agreement, dated April 3, 2020, by and among the Issuer, Renavotio Infratech, Inc. and the securityholders of Renavotio (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on April 17, 2020).

Exhibit 99.2	The Certificate of Designation, dated April 3, 2020 by the issuer, (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on April 17, 2020).

Exhibit 99.3	Joint Filing Agreement by and among the Reporting Persons, dated April 3, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESCENT SAINTS HOLDINGS, LLC

Date: April 21, 2020	By:	/s/ William C. Robinson
	Name:	William C. Robinson
	Title:	Managing Member

/s/ William C. Robinson
William C. Robinson